Mail Stop 3561						July 11, 2005

Kenneth P. Laurent c/o
Savoy Financial Group
6767W. Tropicana Ave., Suite 207
Las Vegas, NV  89103

Re:	  New Design Cabinets, Inc.
        Amendment No. 1 to Registration Statement on Form SB-2
        File No. 333-124060
        Filed June 22, 2005

Dear Mr. Laurent:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Inside Front Cover Page of Prospectus
1. Please include the dealer prospectus delivery obligation described in Item 502(b) of Regulation S-B.

Plan of Distribution, page 10
2. We reissue comment 14 in our letter dated May 11, 2005, as it appears that you did not revise your disclosure. In this regard, please be aware that your response did not fully address comment
14.




Interest of Named Experts and Counsel, page 12
3. We have reviewed your response to comment 17 in our letter dated
May 11, 2005. Please revise your filing to include an "Experts" section which discusses the involvement of all experts associated with your filing, including your auditors and legal counsel. In addition, please have your experts revise their consents to consent to your references to them as experts. See Rule 436 of Regulation C. Please also ensure you update the table of contents, as appropriate.

Managements` Discussion and Plan of Operations, page 16
4. We note your response to comment 1 in our letter dated May 11, 2005. You state that you are not a blank check company as defined in
Rule 419, but rather a development stage company that has not commenced planned principal operations. You state in your revised disclosure that you will need to generate a minimum of $18,000 in the next twelve months in order to maintain your current level of operations. Please describe in further detail how you will do this.
In addition, revise to more fully and specifically set forth your plan of operation in a manner consistent with Item 303(a) of Regulation S-
B.

Note 1 - Nature of Business, page F6
5. We have reviewed your response to comment 33 in our letter dated
May 11, 2005, noting that you still disclose that your customers and manufactured products are your most important assets. Please revise your footnote to clarify that you currently do not have any customers and have not manufactured any products.

***

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.









      You may contact Andrew Blume, Staff Accountant, at (202)
551-
3254 or George Ohsiek, Senior Staff Accountant, at (202) 551-3843, if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at
(202) 551-3240, or me at (202) 551-3725 with any other questions.

							Sincerely,


							H. Christopher Owings
      Assistant Director

cc:	Wendy E. Miller, Esq.
	Fax:  (949) 625-8885



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Kenneth P. Laurent
New Design Cabinets, Inc.
July 11, 2005
Page 1